

Delaware

The First State



I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF CONVERSION OF A WYOMING CORPORATION

UNDER THE NAME OF "CYASOON CORPORATION" TO A DELAWARE CORPORATION,

FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF DECEMBER, A.D. 2024,

AT 10:14 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

10037825 8100F

SR# 20244498290

Authentication: 205138144

Date: 12-16-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:14 AM 12/16/2024
FILED 10:14 AM 12/16/2024
SR 20244498290 - File Number 10037825

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is Wyoming.

2.) The jurisdiction immediately prior to filing this Certificate is Wyoming.

3.) The date the Non-Delaware Corporation first formed is April 15, 2020.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Cyasoon Corporation.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Cyasoon Corporation.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 16th day of December, A.D. 2024.

By: Signed by: [signature] C5CBA8823FE9492...

Name: Ketan Chand
Print or Type

Title: President
Print or Type

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND

CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "CYASOON

CORPORATION" FILED IN THIS OFFICE ON THE SIXTEENTH DAY OF

DECEMBER, A.D. 2024, AT 10:14 O`CLOCK A.M.



Jeffrey W. Bullock, Secretary of State

10037825 8100F

SR# 20244498290

Authentication: 205138144

Date: 12-16-24

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:14 AM 12/16/2024
FILED 10:14 AM 12/16/2024
SR 20244498290 - File Number 10037825

CERTIFICATE OF INCORPORATION

OF

CYASOON CORPORATION

FIRST: The name of the corporation (the "Corporation") is Cyasoon Corporation.

SECOND: The address of the registered office of the Corporation in the State of Delaware is 838 Walker Rd., Suite 21-2, Dover, Delaware, 19904, County of Kent, and the name of its registered agent at such address is Registered Agent Solutions, Inc.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of capital stock that the Corporation has the authority to issue shall be 10,000,000 shares of common stock, par value $0.0001 per share.

FIFTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided that:

(a) Subject to the limitations and exceptions, if any, contained in the Bylaws of the Corporation, such Bylaws may be adopted, amended or repealed by the board of directors of the Corporation; and

(b) Elections of directors need not be by written ballot unless, and only to the extent, otherwise provided in the Bylaws of the Corporation; and

(c) Subject to any applicable requirements of law, the books of the Corporation may be kept outside the State of Delaware at such location or locations as may be designated by the board of directors of the Corporation or in the Bylaws of the Corporation; and

(d) Except as provided to the contrary in the provisions establishing a class of stock, the number of authorized shares of such class may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, voting as a single class.

SIXTH: The Corporation shall indemnify each person who at any time is, or shall have been, a director or officer of the Corporation and was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement incurred in connection with any such action, suit or proceeding, to the maximum

100087974.1

extent permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended; provided, however, that the foregoing shall not require the Corporation to indemnify or advance expenses to any person in connection with any action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. The foregoing right of indemnification shall in no way be exclusive of any other rights of indemnification to which any such director or officer may be entitled, under any Bylaw, agreement, vote of directors or stockholders or otherwise. No amendment to or repeal of the provisions of this Article SIXTH shall deprive a director or officer of the benefit hereof with respect to any act or failure to act occurring prior to such amendment or repeal. In furtherance of and not in limitation of the foregoing, the Corporation shall advance expenses, including attorneys' fees, incurred by an officer or director of the Corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such advances if it shall be ultimately determined that he or she is not entitled to be indemnified by the Corporation.

SEVENTH: No director of the Corporation shall be personally liable to the Corporation or to any of its stockholders for monetary damages arising out of such director's breach of fiduciary duty as a director of the Corporation, except to the extent that the elimination or limitation of such liability is not permitted by the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended. No amendment to or repeal of the provisions of this Article SEVENTH shall deprive any director of the Corporation of the benefit hereof with respect to any act or failure to act of such director occurring prior to such amendment or repeal.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the General Corporation Law of the State of Delaware and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

NINTH: The name of the sole incorporator of the Corporation is Ketan Chand. The sole incorporator's mailing address is 1115 W 29th St., Cheyenne, WY 82001.

IN WITNESS WHEREOF, I have hereunto set my hand as of December 16, 2024.

/s/ Ketan Chand
Ketan Chand, *Sole Incorporator*